Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED

AT THE ANNUAL GENERAL MEETING

AND

DISTRIBUTION OF FINAL DIVIDEND

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) is pleased to announce the poll results in respect of the resolutions proposed at the annual general meeting held on Tuesday, 22 May 2012 (the “AGM”). All resolutions were duly passed.

It is expected that the final dividend of the Company for the year ended 31 December 2011 will be distributed on Thursday, 9 August 2012.

I.	VOTING RESULTS AT THE ANNUAL GENERAL MEETING HELD ON 22 MAY 2012

The AGM was held on Tuesday, 22 May 2012 at 9:30 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

A total of 28,264,705,000 shares, representing 100% of the total issued share capital of the Company, were entitled to attend and vote on the resolutions considered at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM. The shareholders and authorized proxies holding an aggregate of 21,774,607,534 shares, representing 77.04% of the total voting shares of the Company, were present at the AGM. The meeting was convened in accordance with the requirements of the Company Law of the the People’s Republic of China (the “PRC”) and the Articles of Association of the Company. The AGM was chaired by Mr. Wan Feng, Executive Director of the Company, who was given written authorization by Mr. Yuan Li, Chairman of the Board.

Commission File Number 001-31914

The poll results in respect of the resolutions proposed at the AGM are as follows:

Resolutions		For		Against		Abstain		Attending and Voting
		No. of shares voted	%	No. of shares voted	%	No. of shares voted	%	No. of shares
As ordinary resolutions

1	To consider and approve the Report of the Board of Directors of the Company for the Year 2011.	21,736,191,316	99.823574	22,068,435	0.101349	16,347,783	0.075077	21,774,607,534

	The resolution was duly passed as an ordinary resolution.

2	To consider and approve the Report of the Supervisory Committee of the Company for the Year 2011.	21,736,217,746	99.823695	22,065,810	0.101337	16,323,978	0.074968	21,774,607,534

	The resolution was duly passed as an ordinary resolution.

3	To consider and approve the Financial Report of the Company for the Year 2011.	21,736,200,436	99.823616	22,072,125	0.101366	16,334,973	0.075018	21,774,607,534

	The resolution was duly passed as an ordinary resolution.

4	To consider and approve the Profit Distribution Plan of the Company for the Year 2011.	21,739,135,724	99.837095	582,635	0.002676	34,889,175	0.160229	21,774,607,534

	The resolution was duly passed as an ordinary resolution.

5	To consider and approve the Remuneration of Directors and Supervisors of the Company.	21,725,158,241	99.772904	806,389	0.003703	48,642,904	0.223393	21,774,607,534

	The resolution was duly passed as an ordinary resolution.

6	To consider and approve the Remuneration of Auditors of the Company for the Year 2011 and the Appointment of Auditors of the Company for the Year 2012.	21,718,785,312	99.743636	7,986,328	0.036677	47,835,894	0.219687	21,774,607,534

	The resolution was duly passed as an ordinary resolution.

Commission File Number 001-31914

As special resolutions

7	To consider and approve the Issue of Debt Financing Instruments.	21,739,163,184	99.837222	22,217,350	0.102033	13,227,000	0.060745	21,774,607,534

	The resolution was duly passed as a special resolution. The issue of Debt Financing Instruments as referred to in this special resolution is subject to the approvals from the China Insurance Regulatory Commission and other relevant governing authorities within and outside the PRC.

8	To consider and approve the Proposed Amendments to the Articles of Association.	21,738,785,372	99.835486	782,040	0.003592	35,040,122	0.160922	21,774,607,534

	The resolution was duly passed as a special resolution. The amendments to the Articles of Association as referred to in this special resolution shall come into effect after the approval from the China Insurance Regulatory Commission is obtained.

9	To consider and approve the Proposed Amendments to the Procedural Rules for the Board of Directors Meetings.	21,739,222,954	99.837497	507,015	0.002328	34,877,565	0.160175	21,774,607,534

	The resolution was duly passed as a special resolution.

10	To consider and approve the Proposed Amendments to the Procedural Rules for the Supervisory Committee Meetings.	21,739,208,539	99.837430	519,945	0.002388	34,879,050	0.160182	21,774,607,534

	The resolution was duly passed as a special resolution.

As a supplementary ordinary resolution

11	To consider and approve the Election of Mr. Yang Mingsheng as an Executive Director of the Company.	21,699,173,302	99.653568	34,117,792	0.156686	41,316,440	0.189746	21,774,607,534

	The resolution was duly passed as an ordinary resolution.

Commission File Number 001-31914

Received relevant reports
12	To receive the Duty Report of the Independent Directors for the Year 2011.

13	To receive the Report on the Status of Connected Transactions and the Execution of Connected Transactions Management System for the Year 2011.

The full text of all resolutions other than Resolution No. 11 is set out in the circular and notice of the AGM dated 5 April 2012, and the full text of Resolution No. 11 is set out in the supplementary notice of the AGM dated 27 April 2012.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the AGM.

II.	ELECTION OF MR. YANG MINGSHENG AS AN EXECUTIVE DIRECTOR OF THE COMPANY

Mr. Yang Mingsheng’s term of office as an Executive Director of the Company commenced on 22 May 2012 following the approval of the relevant resolution at the AGM and will end on the expiry of the term of the third session of the Board.

Please refer to the supplementary notice of the AGM dated 27 April 2012 for biographical details of Mr. Yang Mingsheng.

III.	DISTRIBUTION OF FINAL DIVIDEND

Following the approval by the shareholders of the Company at the AGM, the Board is pleased to announce that details relating to payment of final dividend of the Company for the year ended 31 December 2011 to H Share shareholders of the Company are as follows:

The Company will distribute a final dividend of RMB0.23 per share (equivalent to HK$0.28282 per share) (inclusive of tax) for the year ended 31 December 2011 to H Share shareholders whose names appear on the H Share register of members of the Company on Thursday, 31 May 2012.

According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on H Shares will be paid in Hong Kong dollars. The relevant exchange rate is RMB0.81324: HK$1.00, being the average closing rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividend by the AGM.

Commission File Number 001-31914

The Company has appointed Hang Seng Bank (Trustee) Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the final dividend declared for payment to holders of H Shares. It is expected that the final dividend will be distributed by the Receiving Agent on Thursday, 9 August 2012. Relevant cheques will be dispatched to holders of H Shares entitled to receive such dividend by ordinary post at their own risk.

IV.	WITHHOLDING AND PAYMENT OF INCOME TAX

Withholding and Payment of Enterprise Income Tax for Non-resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold enterprise income tax at the rate of 10% before distributing the 2011 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

As the Circular on the Questions Concerning Tax on the Profits Earned by Enterprises with Foreign Investment, Foreign Enterprises and Individual Foreigners from the Transfer of Stocks (Stock Rights) and on Dividend Income (Guo Shui Fa [1993] No. 45) was repealed on 4 January 2011, individual shareholders who hold the Company’s H Shares and whose names appear on the H Share register of members of the Company (the “Individual H Shareholders”) can no longer be exempted from the individual income tax based on such circular. Pursuant to the Individual Income Tax Law of the People’s Republic of China and its implementation regulations and other relevant rules and regulations, the Company shall, as a withholding agent, withhold and pay individual income tax for the Individual H Shareholders in respect of the 2011 final dividend to be distributed to them. However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

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For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

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For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

Commission File Number 001-31914

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For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend.

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For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

By Order of the Board of
China Life Insurance Company Limited Heng Kwoo Seng Company Secretary

Hong Kong, 22 May 2012

As at the date of this announcement, the Board comprises:

Executive Directors:	Yuan Li*, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing*, Zhuang Zuojin*
Independent Non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore,
Anthony Francis Neoh

*	On 22 May 2012, Mr. Yuan Li tendered his resignation as Chairman and Executive Director of the Company, and Mr. Shi Guoqing and Ms. Zhuang Zuojin tendered their resignations as Non-executive Directors of the Company. At the nineteenth meeting of the third session of the Board held on 22 May 2012, Mr. Yang Mingsheng was elected as the Chairman of the Company. For further details, please refer to the announcement in relation to the Change of Chairman and Resignation of Directors published by the Company on 22 May 2012.